SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SYMMETRICOM, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

871543104

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS W. STEIPP

PRESIDENT AND CHIEF EXECUTIVE OFFICER

SYMMETRICOM, INC.

2300 ORCHARD PARKWAY

SAN JOSE, CALIFORNIA 95131-1017

(408) 433-0910

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ORA T. FISHER, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer    ☒

This Amendment No. 4 announces the termination on June 24, 2003 of the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 28, 2003 by Symmetricom, Inc., a Delaware corporation (“Symmetricom”), as amended by the Tender Offer on Schedule TO/A (“Amendment No. 1”) filed with the Securities and Exchange Commission on June 2, 2003 by Symmetricom, as amended by the Tender Offer on Schedule TO/A (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 11, 2003 and as amended by the Tender Offer on Schedule TO/A (“Amendment No. 3”) filed with the Securities and Exchange Commission on June 17, 2003 by Symmetricom relating to the two concurrent offers by Symmetricom to its employees, for compensatory purposes, to:

(1)    purchase for cash, without interest thereon, from its eligible employees all outstanding stock options with exercise prices of $8.00 or greater that were granted under the Symmetricom 1999 Employee Stock Option Plan (the Symmetricom 1999 Plan) or the Datum, Inc. 1994 Incentive Stock Plan (the Datum Plan); and

(2)    exchange for shares of restricted stock that will be granted under the Symmetricom 1999 Plan all outstanding options to purchase shares of the Company’s common stock held by certain officers of the Company and granted under either the Symmetricom 1999 Plan or the Datum Plan with exercise prices of $8.00 or greater.

Capitalized terms used and not defined in this Amendment No. 4 have the meanings given to those terms in the Schedule TO.

Section 5 of the Offer to [Purchase][Exchange] is hereby amended and updated to provide the following:

5.    Acceptance [for Purchase of Options and Payment of Cash Amount] [of Options for Exchange and Cancellation; Issuance of Restricted Stock].

Each of the [Concurrent] Offer to Purchase and the [Concurrent] Offer to Exchange expired at 9:01 p.m., U.S. pacific time, on Tuesday, June 24, 2003.

Pursuant to the [Concurrent] Offer to Purchase, Symmetricom has accepted for purchase all properly tendered and not validly withdrawn options eligible for the [Concurrent] Offer to Purchase, which options represented the right to purchase an aggregate of 1,007,294 shares of Symmetricom’s common stock. This number represents approximately 93.8% of the outstanding options eligible for the [Concurrent] Offer to Purchase. Upon the terms and subject to the conditions of the [Concurrent] Offer to Purchase, Symmetricom will promptly pay an aggregate purchase price of $1,270,603 for such tendered options.

Pursuant to the [Concurrent] Offer to Exchange, Symmetricom has accepted for exchange all properly tendered and not validly withdrawn options eligible for the [Concurrent] Offer to Exchange, which options represented the right to purchase an aggregate of 955,003 shares of Symmetricom’s common stock. This number represents approximately 90.5% of the outstanding options eligible for the [Concurrent] Offer to Exchange. Upon the terms and subject to the conditions of the [Concurrent] Offer to Exchange, Symmetricom will promptly issue an aggregate of 257,428 shares of restricted stock in exchange for such tendered options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2003	SYMMETRICOM, INC.

	By:	/s/ THOMAS W. STEIPP
Name: Thomas W. Steipp Title: Chief Executive Officer and President